Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Federal Signal Corporation for the registration of common stock, preferred stock, warrants, debt securities and units and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedule of Federal Signal Corporation, and the effectiveness of internal control over financial reporting of Federal Signal Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chicago, Illinois
March 18, 2010